FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

February 18, 2003.

Item 3.        Press Release

News release dated February 18, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

Item 4.        Summary of Material Change

The Issuer announces that drilling is expected to begin on the Stephens Lake Project by the end of February, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer announces that drilling is expected to begin on the Stephens Lake Project by the end of February. Drilling will be carried out on targets identified by an airborne GEOTEM survey and verified by ground magnetic and electromagnetic surveys.

The Stephens Lake Project was acquired by Falconbridge Limited, and the Issuer, with the objective of exploring the Stephens Lake area as a possible extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world.

The nickel deposits in the Thompson Nickel Belt are magnetic and conductive and appear as coincident magnetic highs and conductors on magnetic and electromagnetic surveys. Consequently, in the spring of 2002 a 9,500 line kilometre GEOTEM geophysical survey was flown over the Stephens Lake Project. Ten priority target areas identified from the GEOTEM survey were followed up with ground magnetic and electromagnetic surveys in late 2002.

Following the interpretation of the geophysical surveys, Falconbridge and the Issuer decided to reduce the size of certain permits and acquire new permits, resulting in a current land position of approximately 3,700 square kilometres, nearly double the initial land position.

The deposits in the Thompson Nickel Belt occur in ultramafic rocks, often in proximity to sulphide iron formation. The ultramafic rocks provide the nickel and the sulphide iron formation provides the sulphur required to form the nickel sulphide deposits in the Thompson model.

The Stephens Lake Belt is almost completely covered by till, however one of the few outcrops discovered by Falconbridge in the summer of 2001 is sulphide-bearing iron formation. Subsequent to the acquisition of the new permits in 2003, information became available through the Government of Manitoba that ultramafic rocks were intersected by a previous owner exploring for diamonds on one of the recently acquired properties. The discovery of sulphide-bearing iron formation and ultramafic rocks on the Property reinforces the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt, and confirms the potential for nickel sulphide deposits similar to Thompson.

The initial phase will consist of 1,400 metres of drilling on four target areas and additional ground geophysics. It is estimated that this initial phase will cost approximately $300,000. Further geophysics and drilling will be determined by the results of the initial drill program. The Issuer must incur an additional $700,000 of expenditures in 2003 in order to maintain its option to earn 50% of the Stephens Lake Project. Falconbridge is the operator of the 2003 program.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
President            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 18 th day of February, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President